Exhibit 99.1

CHINA SXT PHARMACEUTICALS, INC.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

(UNAUDITED)

CHINA SXT PHARMACEUTICALS, INC.

CHINA SXT PHARMACEUTICALS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(IN U.S. DOLLARS, EXCEPT FOR NUMBER OF SHARES DATA)

	September 30, 2021 (Unaudited)	March 31, 2021
ASSETS
Current Assets
Cash and cash equivalents	$31,321	$13,333,028
Restricted cash	-	25,947
Accounts receivable, net	3,882,839	4,507,115
Inventories	837,447	859,696
Advance to suppliers	533,895	519,780
Loan receivable and accrued interest	1,581,000	1,581,000
Deferred cost	-	547,807
Amounts due from related parties	2,978,137	-
Prepayments, receivables and other current assets	1,816,640	1,859,103
Total Current Assets	11,661,279	23,233,476

Property, plant and equipment, net	1,296,405	1,433,479
Construction in progress	358,569	355,614
Intangible assets, net	42,353	45,800
Long-term deposit	9,311,854	9,157,789
Deferred tax assets, net	-	321,444
Total Non-current Assets	11,009,181	11,314,126
TOTAL ASSETS	$22,670,460	$34,547,602

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Bank loans – current portion	$24,042	$37,122
Accounts payable	1,492,578	1,456,445
Refund liabilities	480,227	472,282
Advance from customers	218,644	257,449
Amounts due to related parties	2,117,548	12,148,461
Accrued expenses and other liabilities	3,360,856	3,046,976
Income tax payable	1,184,880	1,161,168
Total Current Liabilities	8,878,775	18,579,903

Bank loans – non-current portion	-	6,292
Total Non-current Liabilities	-	6,292
TOTAL LIABILITIES	8,878,775	18,586,195

SHAREHOLDERS’ EQUITY
Ordinary shares, unlimited shares authorized, $0.004 par value, 16,870,238 shares issued and outstanding as of September 30, 2021 (15,525,094 shares issued and outstanding as of March 31, 2021)	67,438	62,057
Additional paid-in capital	26,009,434	25,323,747
Accumulated deficits	(13,044,007)	(9,952,183)
Accumulated other comprehensive income	758,820	527,786
Total Shareholders’ Equity	13,791,685	15,961,407
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$22,670,460	$34,547,602

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

CHINA SXT PHARMACEUTICALS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME/(LOSS) AND COMPREHENSIVE INCOME/(LOSS)

(IN U.S. DOLLARS, EXCEPT SHARES DATA)

(UNAUDITED)

	For the six months ended September 30,
	2021 (Unaudited)	2020 (Unaudited)
Revenues	$1,027,674	$3,860,501
Revenues generated from third parties	1,011,285	2,670,406
Revenue generated from related parties	16,389	1,190,095
Cost of revenues	(703,717)	(1,039,565)
Gross profit	323,957	2,820,936

Operating expenses:
Selling and marketing	(396,810)	(704,558)
General and administrative	(2,818,674)	(952,568)
Total operating expenses	(3,215,484)	(1,657,126)

Operating Income (Loss)	(2,891,527)	1,163,810

Other income (expenses):
Interest income (expense), net	69	(442,079)
Other income, net	125,414	894,543
Total other income, net	125,483	452,464

Income (Loss) before income taxes	(2,766,044)	1,616,274
Income tax provision	(325,780)	(235,016)

Net income (loss)	(3,091,824)	1,381,258

Other comprehensive income (loss):
Foreign currency translation adjustment	231,034	638,775
Comprehensive income (loss)	(2,860,790)	2,020,033

Earnings per ordinary share
Basic and diluted	$(0.20)	$0.10
Weighted average number of ordinary shares outstanding
Basic and diluted*	15,549,294	14,390,101

*	Retrospectively restated for effect of reverse stock split on February 22, 2021.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

CHINA SXT PHARMACEUTICALS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2021 and 2020

(IN U.S. DOLLARS, EXCEPT SHARES DATA)

(UNAUDITED)

	Shares*	Amount	Additional paid-in capital	Retained earnings (Accumulated deficits)	Accumulated other comprehensive income (loss)	Total equity
Balance as of March 31, 2020	8,666,928	$34,667	$17,161,346	$(7,204,000)	$(590,660)	$9,401,353
Net income	-	-	-	1,381,258	-	1,381,258
Issuance of shares for convertible notes principal and interest partial settlement	6,847,470	27,390	7,072,427	-	-	7,099,817
Foreign currency translation gain	-	-	-	-	638,775	638,775
Balance as of September 30, 2020 (Unaudited)	15,514,398	$62,057	$24,233,773	$(5,822,742)	$48,115	$18,521,203

Balance as of March 31, 2021	15,525,094	$62,057	$25,323,747	$(9,952,183)	$527,786	$15,961,407
Net income	-	-	-	(3,091,824)	-	(3,091,824)
Shares issued as employee incentives	2,084,005	5,381	1,376,754	-	-	1,382,135
Unearned employee compensation	-	-	(691,067)	-	-	(691,067)
Shares to be cancelled	(738,861)	-	-	-	-	-
Foreign currency translation gain	-	-	-	-	231,034	231,034
Balance as of September 30, 2021 (Unaudited)	16,870,238	$67,438	$26,009,434	$(13,044,007)	$758,820	$13,791,685

*	Retrospectively restated for effect of reverse stock split on February 22, 2021.

**	738,861 ordinary shares related to the employee incentives plan were cancelled on October 29, 2021.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

CHINA SXT PHARMACEUTICALS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN U.S. DOLLARS)

(UNAUDITED)

	For the six months ended September 30,
	2021 (Unaudited)	2020 (Unaudited)
Cash Flows from Operating Activities:
Net income (loss) from operations	$(3,091,824)	$1,381,258
Adjustments to reconcile net income to net cash provided by operating activities:
Convertible note - Accretion of financing cost	-	482,732
Bad debt provision	(544,915)	-
Depreciation and amortization expenses	186,000	182,925
Interest accrued on loan receivable	-	(40,500)
Deferred tax	325,780	91,482

Changes in operating assets and liabilities:
Accounts receivable	697,805	(1,548,400)
Note receivable	-	17,950
Inventory	36,592	61,860
Advance to suppliers	(5,353)	(312,599)
Prepayments, receivables and other assets	1,341,380	(263,108)
Deferred cost	504,522	-
Accounts payable and accrual	11,592	(645,852)
Refund liability	-	(13,259)
Advance from customers	(42,994)	(90,609)
Income tax payable	4,163	283,509
Accrued expenses and other current liabilities	264,903	79,103
Net cash used in operating activities	(312,349)	(333,508)

Cash Flows from Investing Activities:
Purchase of property, plant and equipment	(21,137)	(4,931)
Construction in process	-	(114,286)
Deposits for investment	(9,281,317)	2,857,265
Net cash provided by (used in) investing activities	(9,302,454)	2,738,048

Cash Flows from Financing Activities:
Bank borrowings	(20,036)	(22,205)
Received from (payment to) related parties	(3,889,409)	323,080
Repayment of convertible notes	-	(26,378)
Net cash provided by (used in) financing activities	(3,909,445)	274,497

Effect of exchange rate changes on cash and cash equivalents	196,594	387,405

Net increase (decrease) in cash, cash equivalents and restricted cash	(13,327,654)	3,066,442
Cash, cash equivalents and restricted cash at the beginning of period	13,358,975	7,287,032
Cash, cash equivalents and restricted cash at the end of period	$31,321	$10,353,474

Supplemental disclosures of cash flows information:
Cash paid for income taxes	$16,612	$2,989
Cash paid for interest expense	$-	$1,378

Non-cash transactions:
Issuance of shares for equity incentive plan	$691,068	$-
Issuance of shares for convertible notes principal and interest partial settlement	$-	$27,389,877

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

CHINA SXT PHARMACEUTICALS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTITIVIES

China SXT Pharmaceutical, Inc. (“SXT” or the “Company”) is a holding company incorporated in British Virgin Islands on July 4, 2017. The Company focuses on the research, development, manufacture, marketing and sales of traditional Chinese medicine pieces (the “TCMP”), through its variable interest entity (“VIE”), Jiangsu Suxuantang Pharmaceutical Co., Ltd, (“Taizhou Suxuantang”) in China. The Company currently sells three types of TCMP products: Advanced TCMP, Fine TCMP and Regular TCMP, and TCM Homologous Supplements (“TCMHS”) products. We currently have a product portfolio of 19 advanced TCMPs, 10 Fine TCMPs, 235 Regular TCMPs and 4 TCMHS solid beverage products that address a wide variety of diseases and medical indications. Most of our products are sold on a prescription basis across China. The Company’s principal executive offices are located in Taizhou, Jiangsu province, China.

Restructuring and Share Issuance

On July 4, 2017, we were incorporated in the British Virgin Islands by issuance of 10,300,000 common stocks at 0.001 par value to Ziqun Zhou, Di Zhou and Feng Zhou Management Limited (“China SXT Pharmaceuticals, Inc. shareholders”). Feng Zhou Management Limited is a BVI company 100% owned by Feng Zhou. Feng Zhou, Ziqun Zhou and Di Zhou collectively hold 100% shares of Taizhou Suxuantang. Later on October 20, 2017, the 10,300,000 shares common stocks (2,575,000 shares retrospectively restated for effect of reverse stock split on February 22, 2021) were reallocated among China SXT Pharmaceuticals, Inc. shareholders. On October 20, 2017, the Company issued 9,700,000 common stocks (2,425,000 shares retrospectively restated for effect of reverse stock split on February 22, 2021) at 0.001 par value to ten individual shareholders (“Restructuring”).

On July 21, 2017, our wholly owned subsidiary China SXT Group Limited (“SXT HK”) was incorporated in Hong Kong. China SXT Group Limited in turn holds all the capital stocks of Taizhou Suxantang Biotechnology Co. Ltd. (“WFOE”), a wholly foreign owned enterprise incorporated in China on October 13, 2017. On the same day, Taizhou Suxuantang and its shareholders entered into such a series of contractual arrangements, also known as VIE Agreements.

Taizhou Suxuantang was incorporated on June 9, 2005 by Jianping Zhou, Xiufang Yuan (the spouse of Jianping Zhou) and Jianbin Zhou, who held 83%, 11.5% and 5.5% shares in Taizhou Suxuantang respectively. On May 8, 2017, the three shareholders transferred all shares to Feng Zhou, Ziqun Zhou and Di Zhou (collectively “Taizhou Shareholders”), who hold 83%, 11.5% and 5.5% shares in Taizhou Suxuantang, respectively, after the transfer of shares. Feng Zhou and Ziqun Zhou are the children of Jianping Zhou and Xiufang Yuan, and Di Zhou is the child of Jianbin Zhou.

The discussion and presentation of financial statements herein assumes the completion of the Restructuring, which is accounted for retroactively as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying condensed consolidated financial statements.

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTITIVIES (CONTINUED)

The following diagram illustrates our corporate structure, including our subsidiary and condensed consolidated variable interest entity as of the date of the financial statements assuming the completion of our Restructuring:

VIE Agreements with Taizhou Suxuantang

Due to PRC legal restrictions on foreign ownership in the pharmaceutical sector, neither the Company nor our subsidiaries own any equity interest in Taizhou Suxuantang. Instead, the Company controls and receives the economic benefits of Taizhou Suxuantang’s business operations through a series of contractual arrangements. WFOE, Taizhou Suxuantang and its shareholders entered into such a series of contractual arrangements, also known as VIE Agreements, on October 13, 2017. The VIE agreements are designed to provide WFOE with the power, rights and obligations equivalent in all material respects to those it would possess as the sole equity holder of Taizhou Suxuantang, including absolute control rights and the rights to the assets, property and revenue of Taizhou Suxuantang.

According to the Exclusive Business Cooperation Agreement between WFOE and Taizhou Suxuantang, which is one of the VIE Agreements that was also entered into on October 13, 2017, Taizhou Suxuantang is obligated to pay service fees to WFOE approximately equal to the net income of Taizhou Suxuantang.

Each of the VIE Agreements is described in detail below:

Exclusive Business Cooperation Agreement

Pursuant to the Exclusive Business Cooperation Agreement between Taizhou Suxuantang and WFOE, WFOE provides Taizhou Suxuantang with technical support, consulting services and other management services relating to its day-to-day business operations and management, on an exclusive basis, utilizing its advantages in technology, human resources, and information. Additionally, Taizhou Suxuantang granted an irrevocable and exclusive option to WFOE to purchase from Taizhou Suxuantang, any or all of Taizhou Suxuantang’s assets at the lowest purchase price permitted under the PRC laws. Should WFOE exercise such option, the parties shall enter into a separate asset transfer or similar agreement. For services rendered to Taizhou Suxuantang by WFOE under this agreement, WFOE is entitled to collect a service fee calculated based on the time of services rendered multiplied by the corresponding rate, plus the amount of the services fees or ratio decided by the board of directors of WFOE based on the value of services rendered by WFOE and the actual income of Taizhou Suxuantang from time to time, which is approximately equal to the net income of Taizhou Suxuantang.

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTITIVIES (CONTINUED)

The Exclusive Business Cooperation Agreement shall remain in effect for ten years unless it is terminated by WFOE with 30-day prior notice. Taizhou Suxuantang does not have the right to terminate the agreement unilaterally. WFOE may unilaterally extend the term of this agreement with prior written notice.

The CEO and president of WFOE, Mr. Feng Zhou, is currently managing Taizhou Suxuantang pursuant to the terms of the Exclusive Business Cooperation Agreement. WFOE has absolute authority relating to the management of Taizhou Suxuantang, including but not limited to decisions with regard to expenses, salary raises and bonuses, hiring, firing and other operational functions. The Exclusive Business Cooperation Agreement does not prohibit related party transactions. The audit committee is required to review and approve in advance any related party transactions, including transactions involving WFOE or Taizhou Suxuantang.

Share Pledge Agreement

Under the Share Pledge Agreement among WFOE and Feng Zhou, Ziqun Zhou, and Di Zhou, who together hold 100% shares of Taizhou Suxuantang (“Taizhou Suxuantang Shareholders”), the Taizhou Suxuantang Shareholders pledged all of their equity interests in Taizhou Suxuantang to WFOE to guarantee the performance of Taizhou Suxuantang’s obligations under the Exclusive Business Cooperation Agreement. Under the terms of the agreement, in the event that Taizhou Suxuantang or its shareholders breach their respective contractual obligations under the Exclusive Business Cooperation Agreement, WFOE, as pledgee, will be entitled to certain rights, including, but not limited to, the right to collect dividends generated by the pledged equity interests. The Taizhou Suxuantang Shareholders also agreed that upon occurrence of any event of default, as set forth in the Share Pledge Agreement, WFOE is entitled to dispose of the pledged equity interest in accordance with applicable PRC laws. The Taizhou Suxuantang Shareholders further agree not to dispose of the pledged equity interests or take any actions that would prejudice WFOE’s interest.

The Share Pledge Agreement shall be effective until all payments due under the Exclusive Business Cooperation Agreement have been paid by Taizhou Suxuantang. WFOE shall cancel or terminate the Share Pledge Agreement upon with no additional expense.

The purposes of the Share Pledge Agreement are to (1) guarantee the performance of Taizhou Suxuantang’s obligations under the Exclusive Business Cooperation Agreement, (2) make sure the shareholders of Taizhou Suxuantang shall not transfer or assign the pledged equity interests, or create or allow any encumbrance that would prejudice WFOE’s interests without WFOE’s prior written consent and (3) provide WFOE control over Taizhou Suxuantang. Under the Exclusive Option Agreement (described below), WFOE may exercise its option to acquire the equity interests in Taizhou Suxuantang any time to the extent permitted by the PRC Law. In the event Taizhou Suxuantang breaches its contractual obligations under the Exclusive Business Cooperation Agreement, WFOE will be entitled to foreclose on the Taizhou Suxuantang Shareholders’ equity interests in Taizhou Suxuantang and may (1) exercise its option to purchase or designate third parties to purchase part or all of their equity interests in Taizhou Suxuantang and in this situation, WFOE may terminate the VIE agreements after acquisition of all equity interests in Taizhou Suxuantang or form a new VIE structure with the third parties designated by WFOE; or (2) dispose the pledged equity interests and be paid in priority out of the proceeds from the disposal in which case the VIE structure will be terminated.

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTITIVIES (CONTINUED)

Exclusive Option Agreement

Under the Exclusive Option Agreement, the Taizhou Suxuantang Shareholders irrevocably granted WFOE (or its designee) an exclusive option to purchase, to the extent permitted under PRC law, once or at multiple times, at any time, part or all of their equity interests in Taizhou Suxuantang at the exercise price of RMB10.00.

Under the Exclusive Option Agreement, WFOE may at any time under any circumstances, purchase, or have its designated person to purchase, at its discretion, to the extent permitted under PRC law, all or part of the shareholders’ equity interests in Taizhou Suxuantang.

This Agreement shall remain effective until all equity interests held by Taizhou Suxuantang Shareholders in Taizhou Suxuantang have been transferred or assigned to WFOE and/or any other person designated by WFOE in accordance with this Agreement.

Power of Attorney

Under the Power of Attorney, the Taizhou Suxuantang Shareholders authorize WFOE to act on their behalf as their exclusive agent and attorney with respect to all rights as shareholders, including but not limited to: (a) attending shareholders’ meetings; (b) exercising all the shareholder’s rights, including voting, that shareholders are entitled to under the laws of China and the Articles of Association, including but not limited to the sale or transfer or pledge or disposition of shares in part or in whole; and (c) designating and appointing on behalf of shareholders the legal representative, the executive director, supervisor, the chief executive officer and other senior management members of Taizhou Suxuantang.

Although it is not explicitly stipulated in the Power of Attorney, the term of the Power of Attorney shall be the same as the term of that of the Exclusive Option Agreement.

This Power of Attorney is coupled with an interest and shall be irrevocable and continuously valid for each shareholder from the date it is executed until the date he/she no longer is a shareholder of Taizhou Suxuantang.

The Exclusive Option Agreement, together with the Share Pledge Agreement and the Power of Attorney enable WFOE to exercise effective control over Taizhou Suxuantang.

Basis of presentation and principles of consolidation

The accompany unaudited condensed consolidated financial statements of the Company has been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying condensed consolidated financial statements include our accounts and those of our wholly owned subsidiaries and VIE. Accordingly, all intercompany balances and transactions have been eliminated through the consolidation process.

In the opinion of management, these unaudited condensed consolidated interim financial statements reflect all adjustments, consisting of normal recurring adjustments, which are necessary to present fairly, in all material respects, the Company’s condensed consolidated financial position, results of operations, cash flows and changes in equity for the interim periods presented. These unaudited condensed financial statements do not include certain information and footnote disclosures as required by the U.S. GAAP for complete annual financial statements. Therefore, these unaudited condensed consolidated interim financial statements should be read in conjunction with the financial statements and related notes included in the Company’s first initial offering Registration Statement on Form 20-F for the year ended March 31, 2021 and 2020.

The VIE, Taizhou Suxuantang is owned by three shareholders, each of which act as the Company’s nominee shareholder. For the consolidated VIEs, the Company’s management made evaluations of the relationships between the Company and the VIE and the economic benefit flow of contractual arrangements with Taizhou Suxuantang. In connection with such evaluation, management also took into account the fact that, as a result of such contractual arrangements, the Company control the shareholders’ voting interests in these VIEs. As a result of such evaluation, management concluded that the Company is the primary beneficiary of the consolidated VIEs, Taizhou Suxuantang. The Company does not have any VIEs that are not consolidated in the financial statements.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Risks in relation to the VIE structure

It is possible that the Company’s operation of certain of its operations and businesses through its VIE could be found by PRC authorities to be in violation of PRC law and regulations prohibiting or restricting foreign ownership of companies that engage in such operations and businesses. While the Company’s management considers the possibility of such a finding by PRC regulatory authorities under current law and regulations to be remote. On January 19, 2015, the Ministry of Commerce of the PRC, or (the “MOFCOM”) released on its Website for public comment a proposed PRC law (the “Draft FIE Law”) that appears to include VIE within the scope of entities that could be considered to be foreign invested enterprises (or “FIEs”) that would be subject to restrictions under existing PRC law on foreign investment in certain categories of industry. Specifically, the Draft FIE Law introduces the concept of “actual control” for determining whether an entity is considered to be an FIE. In addition to control through direct or indirect ownership or equity, the Draft FIE Law includes control through contractual arrangements within the definition of “actual control.” If the Draft FIE Law was passed by the People’s Congress of the PRC and went into effect in its current form and as a result the Company’s VIE could become explicitly subject to the current restrictions on foreign investment in certain categories of industry. The Draft FIE Law includes provisions that would exempt from the definition of foreign invested enterprises entities where the ultimate controlling shareholders are either entities organized under PRC law or individuals who are PRC citizens. The Draft FIE Law is silent as to what type of enforcement action might be taken against existing VIEs that operate in restricted or prohibited industries and are not controlled by entities organized under PRC law or individuals who are PRC citizens. If a finding were made by PRC authorities, under existing law and regulations or under the Draft FIE Law if it becomes effective, about the Company’s operation of certain of its operations and businesses through its VIEs, regulatory authorities with jurisdiction over the licensing and operation of such operations and businesses would have broad discretion in dealing with such a violation, including levying fines, confiscating the Company’s income, revoking the business or operating licenses of the affected businesses, requiring the Company to restructure its ownership structure or operations, or requiring the Company to discontinue all or any portion of its operations. Any of these actions could cause significant disruption to the Company’s business operations, and have a severe adverse impact on the Company’s cash flows, financial position and operating performance.

In addition, it is possible that the contracts among Taizhou Suxuantang, WFOE, and the nominee shareholders of Taizhou Suxuantang would not be enforceable in China if PRC government authorities or courts were to find that such contracts contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event that the Company was unable to enforce these contractual arrangements, the Company would not be able to exert effective control over the VIEs. Consequently, the VIEs’ results of operations, assets and liabilities would not be included in the Company’s condensed consolidated financial statements. If such were the case, the Company’s cash flows, financial position, and operating performance would be materially adversely affected. The Company’s contractual arrangements Taizhou Suxuantang, WFOE, and the nominee shareholders of Taizhou Suxuantang are approved and in place. Management believes that such contracts are enforceable, and considers the possibility remote that PRC regulatory authorities with jurisdiction over the Company’s operations and contractual relationships would find the contracts to be unenforceable.

The Company’s operations and businesses rely on the operations and businesses of its VIEs, which hold certain recognized revenue-producing assets. The VIEs also have an assembled workforce, focused primarily on research and development, whose costs are expensed as incurred. The Company’s operations and businesses may be adversely impacted if the Company loses the ability to use and enjoy assets held by its VIE.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Foreign currency translation

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in the statement of operations.

The reporting and functional currencies of the Company and SXT HK are the United States Dollars (“US$”) and the accompanying financial statements have been expressed in US$. In addition, the WFOE and the VIE maintain their books and records in their respective local currency, Renminbi (“RMB”), which is also the respective functional currency for each subsidiary and VIE as they are the primary currency of the economic environment in which each subsidiary operates.

In general, for consolidation purposes, assets and liabilities of its subsidiaries whose functional currency is not the US$ are translated into US$, in accordance with ASC Topic 830-30, “Translation of Financial Statement”, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the period. The gains and losses resulting from translation of financial statements of a foreign subsidiary are recorded as a separate component of accumulated other comprehensive income within the statement of stockholders’ equity. Other equity items are translated using the exchange rates on the transaction date.

Translation of amounts from the local currencies of the Company into US$ has been made at the following exchange rates for the respective periods:

	September 30, 2021	March 31, 2021	September 30, 2020
Balance sheet items, except for equity accounts	6.4434	6.5518	6.7896
Items in the statements of income(loss) and comprehensive income(loss), and statements of cash flows	6.4646	6.7834	6.9997

Use of estimates

The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information.

Changes in facts and circumstances may cause the Company to revise its estimates. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. The following are some of the areas requiring significant judgments and estimates as of September 30, 2021 and March 31, 2021: determinations of the useful lives of long-lived assets, estimates of allowances for doubtful accounts, sales return rate, valuation assumptions in performing asset impairment tests of long-lived assets and determinations of fair value of convertible notes (liability component, etc) and warrants.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair values of financial instruments

ASC Topic 825, Financial Instruments (“Topic 825”) requires disclosure of fair value information of financial instruments, whether or not recognized in the balance sheets, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Topic 825 excludes certain financial instruments and all nonfinancial assets and liabilities from its disclosure requirements. Accordingly, the aggregate fair value amounts do not represent the underlying value of the Company.

●	Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities inactive markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

●	Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value.

As of September 30, 2021 and March 31, 2021, financial instruments of the Company primarily comprised of cash and cash equivalents, restricted cash, accounts receivables, loan receivable and accrued interest, due from related parties, prepayments, receivables and other current assets (exclude prepayments and deposits), bank loans (current and non-current portion), accounts payable, amounts due to related parties and accrued expenses and other liabilities. The carrying amounts of these financial instruments approximated their fair values because of their generally short maturities.

Cash and cash equivalents

The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. The Company maintains most of the bank accounts in the PRC. Cash balances in bank accounts in PRC are not insured by the Federal Deposit Insurance Corporation or other programs.

Restricted cash

Restricted cash is cash held as collateral for transactions and a loan the Company has entered into.

In November 2016, the FASB issued Accounting Standards Update No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts presented in the statement of cash flows. The Company adopted the new standard effective April 1, 2018, using the retrospective transition method.

The ending balance of restricted cash presented on the face of the condensed consolidated balance sheets as of September 30, 2021 and March 31, 2021 were Nil and $25,947, respectively

Accounts receivable

Accounts receivable are recorded at the invoiced amount less an allowance for any uncollectible accounts and do not bear interest, which are due on demand. Management reviews the adequacy of the allowance for doubtful accounts on an ongoing basis, using historical collection trends and aging of receivables. Management also periodically evaluates individual customer’s financial condition, credit history, and the current economic conditions to make adjustments in the allowance when it is considered necessary. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of September 30, 2021 and March 31, 2021, the Company assessed the recoverability of its accounts receivable and record an allowance of $275,247 and $270,693, respectively.

Inventories

Inventories primarily include raw materials and finished goods.

Inventories are stated at the lower of cost or net realizable value. Cost is determined by the weighted-average method. Raw material cost is based on purchase costs while work-in-progress and finished goods comprise direct materials, direct labor and an allocation of manufacturing overhead costs. Net realizable value represents the anticipated selling price, net of distribution cost, less estimated costs to completion for inventories. As of September 30, 2021 and March 31, 2021, the Company assessed the net realizable value of its inventories and record a provision of $116,135 and $114,214, respectively.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Advance to suppliers

Advance to suppliers represent amounts advanced to suppliers for future purchases of raw materials and for other services. The suppliers usually require advance payments when the Company makes purchase or orders service and the advanced payments will be utilized to offset the Company’s future payments.

Property, plant and equipment, net

Property and equipment are stated at cost. The straight-line depreciation method is used to compute depreciation over the estimated useful lives of the assets, as follows:

	Residual value rate	Useful Lives
Machinery	5%	10 years
Electric equipment	5%	3-5 years
Office equipment	5%	5 years
Vehicles	5%	4 years
Leasehold improvement cost	5%	3-10 years

The Company reviews property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An asset is considered impaired if its carrying amount exceeds the future net undiscounted cash flows that the asset is expected to generate. If such asset is considered to be impaired, the impairment recognized is the amount by which the carrying amount of the asset, if any, exceeds its fair value determined using a discounted cash flow model. For the six months ended September 30, 2021 and 2020, there was no impairment of property, plant and equipment.

Costs of repairs and maintenance are expensed as incurred and asset improvements are capitalized. The cost and related accumulated depreciation and amortization of assets disposed of or retired are removed from the accounts, and any resulting gain or loss is reflected in the condensed consolidated income statements.

Intangible assets, net

Intangible assets are stated at cost less accumulated amortization. Intangible assets represented the trademark registered in the PRC and purchased software which are amortized on a straight-line basis over a useful life of 10 years.

The Company follows ASC Topic 350 in accounting for intangible assets, which requires impairment losses to be recorded when indicators of impairment are present and the undiscounted cash flows estimated to be generated by the assets are less than the assets’ carrying amounts. For the six months ended September 30, 2021 and 2020, the Company record no impairment of intangible assets.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Construction in process

Construction in process records the cost of construction work, which is not yet completed. A construction in process item is not depreciated until the asset is placed in service.

Construction in process respects unfinished factory, workshop and retail outlet. Construction in process will be transferred to leasehold improvement when it is finished. Depreciation is recorded starting at the time when assets are ready for the intended use.

Impairment of long-lived assets

Long-lived assets primarily include property, plant and equipment and intangible assets. In accordance with the provision of ASC Topic 360-10-5, “Impairment or Disposal of Long-Lived Assets”, the Company generally conducts its annual impairment evaluation to its long-lived assets, usually in the fourth quarter of each year, or more frequently if indicators of impairment exist, such as a significant sustained change in the business climate. The recoverability of long-lived assets is measured at the reporting unit level, which is an operating segment or one level below an operating segment. If the total of the expected undiscounted future net cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying amount of the asset. The Company record no impairment charge for the six months ended September 30, 2021 and 2020, respectively.

Convertible note, net

ASC 470, Debt, requires the liability and equity components of convertible debt instruments that may be settled in cash upon conversion to be separately accounted for in a manner that reflects the issuer’s nonconvertible debt borrowing rate. ASC 470-20 requires that the initial proceeds from the sale of these notes be allocated between a liability component and an equity component in a manner that reflects interest expense at the interest rate of similar nonconvertible debt that could have been issued by the Company at such time. We measured the estimated fair value of the debt component of our convertible notes as of the issuance date based on our nonconvertible debt borrowing rate. The equity components of the convertible senior notes have been reflected within additional paid-in capital in our audited consolidated balance sheet, and the resulting debt discount is amortized over the period during which the convertible notes are expected to be outstanding (through the maturity date) as additional non-cash interest expense.

Upon repurchase of convertible debt instruments, ASC 470-20 requires the issuer to allocate total settlement consideration, inclusive of transaction costs, amongst the liability and equity components of the instrument based on the fair value of the liability component immediately prior to repurchase. The difference between the settlement consideration allocated to the liability component and the net carrying value of the liability component, including unamortized debt issuance costs, would be recognized as gain (loss) on extinguishment of debt in our audited consolidated statements of operations. The remaining settlement consideration allocated to the equity component would be recognized as a reduction of additional paid-in capital in our audited consolidated balance sheets

Revenue recognition

The Company adopted ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”), on April 1, 2018, using the modified retrospective method. Revenues for the years ended March 31, 2021, 2020 and 2019 were presented under ASC 606, and revenues for the year ended March 31, 2018 was not adjusted and continue to be presented under ASC Topic 605, Revenue Recognition.

Revenue is recognized when control of promised goods is transferred to the Company’s customers in an amount of consideration of which the Company expect to be entitled to in exchange for the goods, and the Company can reasonably estimates return provision for the goods. The product return provisions are estimated based on (1) historical rates, (2) specific identification of outstanding returns not yet received from customers and outstanding discounts and claims and (3) estimated returns, discounts and claims expected, but not yet finalized with customers. As of September 30, 2021 and March 31, 2021, sales return provision recorded in refund liabilities were $480,227 and $472,282.

For the six months ended September 30, 2021 and 2020, the Company did not have any significant incremental costs of obtaining contracts with customers incurred or costs incurred in fulfilling contracts with customers within the scope of ASC Topic 606, that shall be recognized as an asset and amortized to expenses in a pattern that matches the timing of the revenue recognition of the related contract.

The Company does not have amounts of contract assets since revenue is recognized as control of goods is transferred. The contract liabilities consist of advance payments from customers. The contract liabilities are reported in a net position on a customer-by-customer basis at the end of each reporting period. All contract liabilities are included in advance from customers in the condensed consolidated balance sheets. As of September 30, 2021 and March 31, 2021, the Company record advance from customers of $218,644 and $257,449, respectively

Cost of revenue

Cost of revenue consists primarily of cost of materials, direct labors, overhead, and other related incidental expenses that are directly attributable to the Company’s principal operations.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Market development fees

Market development fees relate mainly to market development and advertisements of our pharmaceutical products. For the six months ended September 30, 2021 and 2020, marketing and advertising expenses are $218,971 and $402,663, respectively, which are included in selling expenses in our condensed consolidated statements of operations and comprehensive income.

Income Taxes

Current income tax expenses are provided for in accordance with the laws of the relevant taxing authorities. As part of the process of preparing the condensed consolidated financial statements, the Company is required to estimate its income taxes in each of the jurisdictions in which it operates. The Company accounts for income taxes using the liability method, under which deferred income taxes are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized as income or expense in the period that includes the enactment date. Valuation allowance is provided on deferred tax assets to the extent that it is more likely than not that the asset will not be realizable in the foreseeable future.

The Company adopts ASC 740-10-25 “Income Taxes” which prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. The Company did not have significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit as of September 30, 2021 and March 31, 2021.

Comprehensive income (loss)

Comprehensive income includes net income and foreign currency adjustments. Comprehensive income is reported in the condensed consolidated statements of operations and comprehensive income. Accumulated other comprehensive income, as presented on the balance sheets are the cumulative foreign currency translation adjustments. As of September 30, 2021 and March 31, 2021, the balance of accumulated other comprehensive income amounted to $758,820 and $527,786, respectively.

Leases

Leases are classified as either capital or operating leases. Leases that transfer substantially all the benefits and risks incidental to the ownership of assets are accounted for as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are recognized in the condensed consolidated income statements on a straight-line basis over the lease terms. The Company had no capital leases for the six months ended September 30, 2021 and 2020, respectively.

Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker, which is a strategic committee comprised of members of the Company’s management team. In the respective periods presented, the Company had one single operating and reportable segment, namely the manufacture and distribution of TCMP. Although TCMP consist of different business units of the Company, information provided to the chief operating decision-maker is at the revenue level and the Company does not allocate operating costs or assets across business units, as the chief operating decision-maker does not use such information to allocate resources or evaluate the performance of the business units. As the Company’s long-lived assets are substantially all located in the PRC and substantially all of the Company’s revenue is derived from within the PRC, no geographical information is presented.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Significant risks and uncertainties

Credit risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable, other receivables, advances to suppliers, loan receivable and accrued interest, and amounts due from related parties. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. As of September 30, 2021 and March 31, 2021 the Company held cash and cash equivalents of $31,321 and $13,333,028, respectively, which were primarily deposited in financial institutions located in Mainland China, which were uninsured by the government authority. To limit exposure to credit risk relating to deposits, the Company primarily place cash deposits with large financial institutions in China which management believes are of high credit quality. The Company’s operations are carried out in Mainland China. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC as well as by the general state of the PRC’s economy. In addition, the Company’s business may be influenced by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other factors.

The Company conducts credit evaluations of its customers and suppliers and generally does not require collateral or other security from them. The Company establishes an accounting policy for allowance for doubtful accounts on the individual customer’s financial condition, credit history, and the current economic conditions. As of September 30, 2021 and March 31, the Company record allowances of $275,247 and $270,693, respectively, for accounts receivable. As of September 30, 2021 and March 31, the Company record allowances of $1,655,817 and $1,090,759, respectively, for prepayments, receivables and other current assets.

Liquidity risk

The Company is also exposed to liquidity risk which is risk that it is unable to provide sufficient capital resources and liquidity to meet its commitments and business needs. Liabilities that potentially subject the Company to significant concentration of liquidity risk primarily consist of bank loans (current and non-current portion), accounts payable, amounts due to related parties, and accrued expenses and other liabilities. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, the Company will turn to other financial institutions and the owners to obtain short-term funding to meet the liquidity shortage.

Foreign currency risk

The Company has significant operating activities in China, thus has assets and liabilities are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the Peoples’ Bank of China (“PBOC”) or other authorized financial institutions at exchange rates quoted by PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers ‘invoices and signed contracts”. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Where there is a significant change in value of RMB, the gains and losses resulting from translation of financial statements of a foreign subsidiary will be significantly affected.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Significant risks and uncertainties (continued)

Concentration risk

Significant customers and suppliers are those that account for greater than 10% of the Company’s revenues and purchases, respectively. The loss of any of the Company’s significant supplier or the failure to purchase key raw material could have a material adverse effect on our business, consolidated results of operations and financial condition

During the six months ended September 30, 2021, there are two customer generated sales which accounted for over 10% of total revenues generated for that period. During the six months ended September 30, 2020, there are one customer generated sales which accounted for over 10% of total revenues generated for that period. The details are as follows:

	For the six months ended September 30,
	2021 (Unaudited)	2020 (Unaudited)
Customer A	34.1%	13.7%
Customer B	10.0%	0%

As of September 30, 2021 and March 31, 2021, accounts receivable due from these customers as a percentage of consolidated accounts receivable were as follows:

	As of
	September 30, 2021 (Unaudited)	March 31, 2021
Customer A	5.4%	14.11%
Customer B	6.8%	0%
Customer C (related party customer)	20.0%	19.94%

During the six months ended September 30, 2021 and 2020, there were three and three suppliers which accounted for over 10% of total purchase for that period, respectively. The details are as follows:

	For the six months ended September 30,
	2021 (Unaudited)	2020 (Unaudited)
Supplier A	31.93%	21.42%
Supplier B	23.90%	19.68%
Supplier C	15.58%	17.29%

As of September 30, 2021 and March 31, 2021, accounts payable due to these suppliers as a percentage of consolidated accounts payable were as follows:

	As of
	September 30, 2021 (Unaudited)	March 31, 2021
Supplier A	18.83%	23.50%
Supplier B	8.60%	8.67%
Supplier C	11.04%	7.76%

Recently issued accounting standards

In February 2016, the FASB issued ASU No. 2016-02, Leases, or ASU 2016-02, which modifies lease accounting for lessees to increase transparency and comparability by recording lease assets and liabilities for operating leases and disclosing key information about leasing arrangements. In July 2018, the FASB issued ASU No. 2018-10, Codification Improvements to Topic 842, Leases, or ASU 2018-10, to supersede ASU 2016-02. In addition, the FASB issued ASU No. 2018-11, Leases (Topic 842): Targeted Improvements, that provide entities with an additional (and optional) transition method to adopt the new leases standard. Under this new transition method, an entity initially applies the new leases standard at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. Consequently, an entity’s reporting for the comparative periods presented in the financial statements in which it adopts the new leases standard will continue to be in accordance with current GAAP (Topic ASC 840, Leases). In June 2020, the FASB issued ASU No. 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities, which amended the effective date of Topic 842, Leases. ASC 842 is now effective for private companies and nonprofit organizations annual reporting periods beginning after December 15, 2021. This was done to provide these organizations with accounting relief during the COVID-19 global pandemic. The amendments in these ASUs are effective for the Company’s fiscal years, and interim periods within those fiscal years beginning April 1, 2022. The Company does not plan to early adopt the new lease standards and the Company expects that applying the ASU 2016-02 would materially increase its assets and liabilities due to the recognition of right-of-use assets and lease liabilities on its consolidated balance sheets, with an immaterial impact on its consolidated statements of comprehensive loss and cash flows.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently issued accounting standards (continued)

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, or ASU 2016-13. This ASU is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. This ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of the Company’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, which clarifies that receivables arising from operating leases should be accounted for in accordance with ASC 842, Leases (“ASC 842”) instead of ASC Subtopic 326-20. In November 2019, the FASB issued ASU No. 2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates, which amended the effective date of ASU 2016-13. The amendments in these ASUs are effective for the Company’s fiscal years, and interim periods within those fiscal years beginning April 1, 2022. Early adoption is permitted. The Company does not expect to early adopt this guidance and is in the process of evaluating the impact of adoption of this guidance on the Company’s consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes, as part of its Simplification Initiative to reduce the cost and complexity in accounting for income taxes. This standard removes certain exceptions related to the approach for intra period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also amends other aspects of the guidance to help simplify and promote consistent application of GAAP. The amendments in these ASUs are effective for the Company’s fiscal years, and interim periods within those fiscal years beginning March 31, 2022. The Company does not expect to early adopt this guidance and is in the process of evaluating the impact of adoption of this guidance on the Company’s consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, “Investments — Equity Securities (Topic 321), Investments — Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) — Clarifying the Interactions between Topic 321, Topic 323, and Topic 815 (a consensus of the FASB Emerging Issues Task Force)”, which clarifies the interactions of the accounting for certain equity securities under ASC 321, investments accounted for under the equity method of accounting in ASC 323, and the accounting for certain forward contracts and purchased options accounted for under ASC 815. ASU 2020-01 could change how an entity accounts for (i) an equity security under the measurement alternative and (ii) a forward contract or purchased option to purchase securities that, upon settlement of the forward contract or exercise of the purchased option, would be accounted for under the equity method of accounting or the fair value option in accordance with ASC 825 “Financial Instruments”. These amendments improve current U.S. GAAP by reducing diversity in practice and increasing comparability of the accounting for these interactions. The new guidance is effective prospectively for the Company for the year ending March 31, 2022 and interim reporting periods during the year ending March 31, 2022. The Company does not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

In March 2020, the FASB issued ASU 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting” and issued a subsequent amendment which refines the scope of the ASU and clarifies some of its guidance as part of the FASB’s monitoring of global reference rate reform activities in January 2021 within ASU 2021-01 (collectively, including ASU 2020-04, “ASC 848”). ASC 848 provides optional expedients and exceptions for applying U.S. GAAP on contract modifications and hedge accounting to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform, if certain criteria are met. These optional expedients and exceptions provided in ASC 848 are effective for the Company from January 1, 2020 through December 31, 2022. The Company has elected the optional expedients for certain existing interest rate swaps that are designated as cash flow hedges, which did not have a material impact on the financial position, results of operations and cash flows. The Company is evaluating the effects, if any, of the potential election of the other optional expedients and exceptions provided in this guidance on the financial position, results of operations and cash flows.

In August 2020, the FASB issued ASU 2020-06, “Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity”, which simplifies an issuer’s accounting for certain convertible instruments and the application of derivatives scope exception for contracts in an entity’s own equity. This guidance also addresses how convertible instruments are accounted for in the diluted earnings per share calculation and required enhanced disclosures about the terms of convertible instruments and contracts in an entity’s own equity. The new guidance is required to be applied either retrospectively to financial instruments outstanding as of the beginning of the first comparable reporting period for each prior reporting period presented or retrospectively with the cumulative effect of the change to be recognized as an adjustment to the opening balance of retained earnings at the date of adoption. This guidance is effective for the Company for the year ending March 31, 2023 and interim reporting periods during the year ending March 31, 2023. Early adoption is permitted. The Company is evaluating the effects, if any, of the adoption of this guidance on the financial position, results of operations and cash flows.

The Company does not believe other recently issued but not yet effective accounting statements, if recently adopted, would have a material effect on the Company’s condensed consolidated balance sheets, statements of comprehensive income (loss) and statements of cash flows.

NOTE 3 – ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following as of September 30, 2021 and March 31, 2021:

	September 30, 2021 (Unaudited)	March 31, 2021

Accounts receivable – third parties	$2,996,582	$3,510,261
Accounts receivable – related parties	1,161,504	1,267,547
Total accounts receivable, gross	4,158,086	4,777,808
Less: allowance for doubtful accounts	(275,247)	(270,693)
Accounts receivable, net	$3,882,839	$4,507,115

NOTE 4 – INVENTORIES

Inventories as of September 30, 2021 and March 31, 2021 consisted of the following:

	September 30, 2021 (Unaudited)	March 31, 2021

Raw materials	$335,235	$353,174
Finished goods	618,347	620,736
Provision for inventory	(116,135)	(114,214)
Total inventories, net	$837,447	$859,696

NOTE 5 – LOAN RECEIVABLE AND ACCRUED INTEREST

	September 30, 2021 (Unaudited)	March 31, 2021

Loan receivable - RH Holdings Management (HK) Limited	$1,500,000	$1,500,000
Accrued interest	81,000	81,000
Total	$1,581,000	$1,581,000

Short-term loan of $1.5 million at 5.4% annual interest rate was made to RH Holdings Management (HK) Limited from June 1, 2019 to May 31, 2020. The loan receivable from RH Holdings Management (HK) Limited is overdue and the Company expects to receive the rest loan balance and interest before March 31, 2022 based on the agreement reached with RH Holdings Management (HK) Limited in August 2021.

NOTE 6 – DEFERRED COST

As of September 30, 2021 and March 31, 2021, deferred cost of $0 and $547,807 represent the financing costs the Company paid to third-parties for the next round financing, respectively.

NOTE 7 – PREPAYMENTS, RECEIVABLES AND OTHER ASSETS

Prepayments, receivables and other assets consisted of the following as of September 30, 2021 and March 31, 2021:

	September 30, 2021 (Unaudited)	March 31, 2021

Staff IOU	$2,695,625	$2,197,130
Receivable from a third-party company	581,991	572,362
Others	194,841	180,370
Total prepayments, receivables and other assets	3,472,457	2,949,862
Less: allowance for doubtful accounts	(1,655,817)	(1,090,759)
Prepayments, receivables and other assets, net	$1,816,640	$1,859,103

The Staff IOU is a short-term petty cash which should be paid off within one year. As of September 30, 2021 and March 31, 2021, the Company record bad debt allowance for Staff IOU balances of $1,655,817 and $1,090,759, respectively.

In June 2019, Taizhou Suxuantang entered into a limited partnership agreement with Huangshan Panjie Investment Management Co., Ltd. (the “Fund” or “Huangshan Panjie”). The company is committed to contribute $7 million (RMB50 million) into the Fund in two installments, with one installment of $3.5 million (RMB 25 million) made on June 14, 2019, and the second installment of $3.5 million (RMB 25 million) to be made no later than October 31, 2019. In June 2020, the Company agreed with the Fund, the GP and other limited partners to withdraw the installment of $3.5 million (RMB 25 million) made on June 14, 2019. The company received payment of $3.1 million (RMB 21.25 million) for the year ended March 31, 2021 and expects to receive the rest investment balance and interest before December 31, 2022 based on the agreement reached with Huangshan Panjie on September 2, 2021.

NOTE 8 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following as of September 30, 2021 and March 31, 2021:

	September 30, 2021 (Unaudited)	March 31, 2021

Machinery	$762,956	$750,333
Vehicles	200,623	197,304
Office equipment	161,416	158,745
Electric equipment	86,316	80,836
Leasehold improvement	1,749,098	1,703,356
Total property plant and equipment, at cost	2,960,409	2,890,574
Less: accumulated depreciation	(1,664,004)	(1,457,095)
Total property, plant and equipment, net	$1,296,405	$1,433,479

Depreciation expense were $181,797 and $179,043 for the six months ended September 30, 2021 and 2020, respectively.

NOTE 9 – INTANGIBLE ASSETS, NET

Intangible assets consisted of the following as of September 30, 2021 and March 31, 2021:

	September 30, 2021 (Unaudited)	March 31, 2021

Trademark	$47,234	$46,453
Software	37,109	36,495
Total intangible assets, at cost	84,343	82,948
Less: accumulated amortization	(41,990)	(37,148)
Total intangible assets, net	$42,353	$45,800

Amortization expense were $4,203 and $3,882 for the six months ended September 30, 2021 and 2020, respectively.

 NOTE 10 – CONSTRUCTION IN PROCESS

Construction in process consist of the following as of September 30, 2021 and March 31, 2021:

	September 30, 2021 (Unaudited)	March 31, 2021
Factory	$178,569	$175,614
Retail outlet	180,000	180,000
	$358,569	$355,614

NOTE 11 – LONG-TERM DEPOSIT

Long-term deposit consisted of cash deposit of RMB 60 million the Company paid to one entity which the Company is seeking to acquire certain percentage of ownership (“Target Company”). The deposit was used as acquisition deposit required by the Target Company in order to execute their respective acquisition memorandum which details the acquisition and valuation methods but is not legally binding. The fund pledged to the Target Company has no definite term, however the Company anticipates the detailed acquisition proposals will be presented to the Board of Directors and shareholders of the Company for voting within one year. In the case that the acquisition was approved by both parties, the deposit would be used as initial payment and offset the total cash consideration of the deal. If the acquisition failed to be approved, the Target Company is obligated to return the deposit to the Company.

NOTE 12 – BANK LOANS

Bank loans consisted of the following as of September 30, 2021 and March 31, 2021:

	September 30, 2021 (Unaudited)	March 31, 2021

Car loans – current portion	$24,042	$37,122

	September 30, 2021 (Unaudited)	March 31, 2021

Car loans – non-current portion	$-	$6,292

Two car loans of $77,599 at 12% annual interest rate and $52,767 at 9.5% annual interest rate were valid from October 1, 2018 to September 30, 2021 and from July 1, 2019 to June 30, 2022, respectively. Both cars were pledged as collateral for loans until full settlement.

NOTE 13 – CONVERTIBLE NOTES

PIPE Transaction

On April 16, 2019, the company entered into certain securities purchase agreement with certain unaffiliated institutional investors relating to a private placement of (1) Senior Convertible Notes in the aggregate principal amount of $15 million, consisting of (i) a Series A Note in the principal amount of $10 million, and (ii) a Series B Note in the principal amount of $5 million and (2) warrants to purchase such amount of shares of the company’s ordinary shares equal to 50% of the shares issuable upon conversion of the Notes, exercisable for a period of five years at an exercise price of $8.38, for consideration consisting of (i) a cash payment of $10,000,000, and (ii) a secured promissory note payable by the Investors to the Company in the principal amount of $5 million.

NOTE 13 – CONVERTIBLE NOTES (CONTINUED)

Entry into Forbearance Agreements in Connection with the Event of Default Redemption Notices

On July 23 and 29, 2019, the company received from the investors an Event of Default Redemption Notice claimed that the company failed to timely make the instalment payment and elected to effect the redemption of $14,318,462.62 comprising in aggregate the entire principal amount, accrued and unpaid Interest. In addition, demand for the company to purchase the Series A Warrant issued for the Event of Default Black Scholes Value of not less than $1,208,384.07 was made.

On December 13, 2019, after negotiation with the Investors, the company entered into certain Forbearance and Amendment Agreements with each Investor and agreed to redeem the Series A Notes for an aggregate redemption price of $10,939,410 in installments as set forth in the Forbearance Agreement. Concurrently with the execution of the Forbearance Agreement, the Investors and the Company have entered into the Lock-Up Agreements, Leak-Out Agreements and Mutual Releases.

Material Terms of the Agreements

Upon the execution of the Forbearance Agreements, the Investor shall Net all Restricted Principal outstanding under the Series B Note against the amounts outstanding under the Investor Note, after which the Investor Note, the Series B Note and the Series B Warrant shall no longer remain outstanding.

In consideration for the above, the Company agreed to the followings:

●	the Company shall (I) pay to each Investor $500,000 on or prior to December 16, 2019, and (II) commencing on January 24th 2020, redeem the Series A Notes for an aggregate redemption price of $10,939,410;

●	if the Company fails to pay any New Installment Amount within 5 days of the applicable New Installment Date, the Investor may convert the applicable New Installment Amount as an Alternate Conversion and the Leak-Out Agreement being disregarded for such conversions;

●	the Company agreed to adjust the exercise price of the Series A Warrant from $8.38 to $2.50;

●	the Company shall cause all restrictive legends on the Pre-Delivered Shares to be removed and delivery of un-legended Pre-Delivery Shares into the Investor’s custodian’s account pursuant to the DWAC instructions set forth therein.

In connection with this forbearance, the Company accounted for as a debt extinguishment as the terms of the Convertible Notes are significantly modified. The Company modified the principle of the Convertible Notes to $10,939,410 and record an extinguishment loss of $5,625,916, within the amount we paid to forbear the debt of $11,939,410 (modified principle of the Convertible Notes of $10,939,410, initial forbearance fee of $1,000,000), in excess of its net carrying value of $6,055,648 (principal outstanding $7,886,294, unamortized issuance cost $1,830,645), at the time of the debt extinguishment.

In accounting for the modified Convertible Notes, the Company separated the Convertible Notes into liability and equity components. The carrying amount of the equity component representing the conversion option was $247,476. Equity component was determined by deducting the fair value of the liability component from the par value of the Convertible Notes. Equity component is not remeasured as long as it continues to meet the conditions for equity classification. The excess of the principal amount of the liability component over its carrying amount (“debt discount”) is amortized to interest expense over the term of the new Convertible Notes.

Forbearance costs related to the Convertible Notes comprised of commissions paid to third party placement agent and lawyers. The Company allocated the total amount incurred to the liability and equity components of the forbearance based on their relative values. Costs attributable to the liability component were $429,604 and will be amortized to interest expense using the effective interest method over the contractual term. Costs attributable to the equity component were $10,370 and netted with the equity component in stockholders’ equity of $257,846.

Net carrying amount of the liability component Convertible Notes dated as of September 30, 2021 was as follows:

	Principal outstanding	Unamortized issuance cost	Net carrying value

Convertible Notes - short-term	$-	-	$-

According to the Forbearance Agreements, the Company issued and delivered 4,000,000 un-legended Pre-Delivery Shares (1,000,000 shares retrospectively restated for effect of reverse stock split on February 22, 2021) into the investor’s custodian’s account as collateral in December 2019. The Company has made full payment of the forbearance redemption amounts in accordance with the Forbearance Agreements to the investors. Upon full payment, each investor returned 2,000,000 Ordinary Shares (500,000 shares retrospectively restated for effect of reverse stock split on February 22, 2021) to the Company, which served as security for the Company’s obligations owed to the investors. On November 2, 2020, the Company has cancelled the 4,000,000 Ordinary Shares (1,000,000 shares retrospectively restated for effect of reverse stock split on February 22, 2021).

NOTE 13 – CONVERTIBLE NOTES (CONTINUED)

Net carrying amount of the equity component of the Convertible Notes as of March 31, 2021 was as follows:

	Amount allocated to conversion option	Issuance cost	Equity component, net

Convertible Notes – equity portion	$-	-	$-

Amortization of issuance cost, debt discount and interest cost for the six months ended September 30, 2021 were as follows:

	Issuance costs and debt discount	Convertible note interest	Total

Convertible Notes	$-	$-	$-

Amortization of issuance cost, debt discount and interest cost for the six months ended September 30, 2020 were as follows:

	Issuance costs and debt discount	Convertible note interest	Total

Convertible Notes	$184,587	$298,145	$482,732

The effective interest rate to derive the liability component fair value is 26.73% for the Convertible Notes.

NOTE 14 – REFUND LIABILITY

Refund liabilities represents the accrued liability for sales return based on the sales and the Company’s estimate of sale return rate.

Estimates of discretionary authorized returns, discounts and claims are based on (1) historical rates, (2) specific identification of outstanding returns not yet received from customers and outstanding discounts and claims and (3) estimated returns, discounts and claims expected, but not yet finalized with customers. Actual returns, discounts and claims in any future period are inherently uncertain and thus may differ from estimates recorded. If actual or expected future returns, discounts or claims were significantly greater or lower than the reserves established, a reduction or increase to net revenues would be recorded in the period in which such determination was made.

The estimated cost of inventory for product returns of $77,715 and $76,429, respectively, were recorded in Inventory on the condensed consolidated balance sheets as of September 30, 2021 and March 31, 2021.

NOTE 15 – ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following as of September 30, 2021 and March 31, 2021:

	September 30, 2021 (Unaudited)	March 31, 2021

Accrued payroll and welfare	$671,285	$463,232
Other payable for leasehold improvements	1,474,377	1,532,075
Accrued professional service expenses	308,211	231,992
Other current liabilities	906,983	819,677
Total	$3,360,856	$3,046,976

As of September 30, 2021 and March 31, 2021, the balances of other current liabilities represented amounts due to suppliers for operating expenses and to staff who paid for operating expenses on behalf of the Company.

NOTE 16 – SHAREHOLDERS’ EQUITY

Ordinary shares

The Company is authorized to issue unlimited shares of $0.001 par value common stock. On July 4, 2017 and October 20, 2017, the Company issued common stocks of an aggregate of 20,000,000 shares of $0.001 par value (5,000,000 shares of $0.004 par value retrospectively restated for effect of reverse stock split on February 22, 2021) to thirteen shareholder, three among whom together hold 100% shares of Suxuantang and over 50% shares of SXT. In connection with Restructuring, all shares and per share amounts have been retroactively restated as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying condensed consolidated financial statements.

On December 31, 2018, the Company completed the closing of its initial public offering of 2,506,300 ordinary shares at a public offering price of $4.00 per ordinary share (626,575 ordinary shares at a price of $16.00 per ordinary share retrospectively restated for effect of reverse stock split on February 22, 2021). On January 3, 2019, the Company sold an additional 39,975 ordinary shares at the public offering price of $4.00 per share (9,993 ordinary shares at a price of $16.00 per ordinary share retrospectively restated for effect of reverse stock split on February 22, 2021). in a second closing. The total gross proceeds from the initial public offering is approximately $10.2 million before underwriting commissions and offering expenses.

On January 10, 2019, the Underwriter exercise the warrants in connection with the initial public offering and 160,426 shares (40,107 ordinary shares retrospectively restated for effect of reverse stock split on February 22, 2021) were newly issued.

For the year ended March 31, 2020, 11,961,006 ordinary shares (2,990,253 ordinary shares retrospectively restated for effect of reverse stock split on February 22, 2021) were issued with a fair value of $6,425,657 for convertible notes principal and interest partial settlement.

For the year ended March 31, 2021, 27,389,877 ordinary shares (6,847,470 ordinary shares retrospectively restated for effect of reverse stock split on February 22, 2021) were issued with a fair value of $7,680,791 for convertible notes principal and interest partial settlement.

Equity incentive plan

In September 2021, the Company adopted a share incentive plan (the “Equity Incentive Plan”), which provides for the granting of share incentives, including incentive share options (“ISOs”), restricted shares and any other form of award pursuant to the Equity Incentive Plan, to members of the board, and employees of the Company. The Company reserved 2,325,000 ordinary shares for the Equity Incentive Plan. The vesting schedule, time and condition to exercise options is determined by the Company’s compensation committee. The term of the options may not exceed ten years from the date of the grant.

Under the Equity Incentive Plan, the exercise price of an option may be amended or adjusted at the discretion of the compensation committee, the determination of which would be final, binding and conclusive. If the Company grants an ISO to an employee who, at the time of that grant, owns shares representing more than 10% of the voting power of all classes of the Company’s share capital, the exercise price cannot be less than 110% of the fair market value of the Company’s ordinary shares on the date of that grant.

Pursuant to the Equity Incentive Plan, the Company issued 2,084,005 ordinary shares to its management on September 29, 2021. On October 29, 2021, the Company cancelled 738,861 ordinary shares related to the Equity Incentives Plan.

The fair value of shares issued pursuant to the Equity Incentive Plan of $1,382,135 (net of cancelled shares) has been determined using the share price on the date of issuance ($1.0275 per ordinary share), with earned employee compensation of $691,068 and unearned employee compensation of $691,067.

Warrant

In connection with the certain convertible notes issued on May 2, 2019, the Company issued a warrant on January 18, 2021 to Mr. Jian Ke for purchase of 1,000,000 ordinary shares (250,000 ordinary shares retrospectively restated for effect of reverse stock split on February 22, 2021) (the “warrants”). The warrants carry a term of four years and shall be exercisable at $0.3843 per share ($1.5372 per share retrospectively restated for effect of reverse stock split on February 22, 2021). Management determined that the warrants are equity instruments because the warrants are both a) indexed to its own stock; and b) classified in stockholders' equity. The warrants were recorded at their fair value on the date of grant as a component of stockholders’ equity. As of September 30, 2021, the total number of warrants outstanding was 250,000 with weighted average remaining life of 4 years.

The fair value of this Warrants was $509,000. The fair value has been estimated using the Black Scholes pricing model with the following weighted-average assumptions: risk free rate of 0.33%; expected term of 4 years; exercise price of the warrants of $1.5372; volatility of 131.84%; and expected future dividends of nil.

Reverse stock split

On January 23, 2021, the Company’s board of directors approved to effect a one-for-four reverse stock split of its ordinary shares (the “Reverse Stock Split”) with the market effective on February 22, 2021, such that the number of the Company’s authorized preferred and ordinary shares is unchanged, which will remain as unlimited, and the par value of each ordinary share is increased from US$0.001 to US$0.004. As a result of the Reverse Stock Split, each four pre-split ordinary shares outstanding were automatically combined and converted to one issued and outstanding ordinary share without any action on the part of the shareholder. No fractional ordinary shares were issued to any shareholders in connection with the reverse stock split. Each shareholder was entitled to receive one ordinary share in lieu of the fractional share that would have resulted from the reverse stock split. As of February 21, 2021 (immediately prior to the effective date), there were 62,057,584 ordinary shares outstanding, and the number of ordinary shares outstanding after the Reverse Stock Split is 15,525,094, taking into account of the effect of rounding fractional shares into whole shares. In addition, all options and any other securities of the Company outstanding immediately prior to the Reverse Stock Split (to the extent they don’t provide otherwise) will be appropriately adjusted by dividing the number of ordinary shares into which the options and other securities are exercisable by 4 and multiplying the exercise price thereof by 4, as a result of the Reverse Stock Split.

NOTE 17 – INCOME TAXES

(a)	Corporate Income Taxes

Under the current laws of the British Virgin Islands (“BVI”), the Company is not subject to tax on its income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no BVI withholding tax is imposed. The Company’s subsidiaries incorporated in Hong Kong were subject to the Hong Kong profits tax rate at 16.5% for the six months ended September 30, 2021 and 2020. The Company’s subsidiaries and VIE incorporated in China were subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. The EIT rate for companies operating in the PRC is 25% for the six months ended September 30, 2021 and 2020, except for Taizhou Suxuantang where the applicable income tax rate is 15% for the six months ended September 30, 2021 and 2020, since it was qualified as a high-technology company from January 1, 2018 to December 31, 2020. In addition, the Company is allowed to deduct additional 75% of its research and development expenses against its pre-tax income as a high-technology company.

For the six months ended September 30, 2021 and 2020, income tax expenses consisted of the following:

	For the six months ended September 30,
	2021 (Unaudited)	2020 (Unaudited)
Current income tax provision	$-	$143,534
Deferred income tax provision	325,780	91,482
Total income tax expense	$325,780	$235,016

(b)	Deferred Tax Assets

Deferred income tax was measured using the enacted income tax rates for the periods in which they are expected to be reversed. Significant components of the Company’s deferred income tax assets and liabilities consist of follows:

	September 30, 2021 (Unaudited)	March 31, 2021
Tax loss carry forward	$-	$100,095
Allowance for doubtful account - prepayments, receivables and other current assets	-	163,613
Allowance for doubtful account - accounts receivable	-	40,604
Impairment provision for inventory	-	17,132
Total	$-	$321,444

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. For the six months ended September 30, 2021 and 2020, the Company had no unrecognized tax benefits.

The Company does not anticipate any significant increase to its asset for unrecognized tax benefit within the next 12 months. The Company will classify interest and penalties related to income tax matters, if any, in income tax expense.

NOTE 18 – RELATED PARTY TRANSACTIONS

Nature of relationships with related parties

Name of related parties	Relationship with the Company

Feng Zhou	Major shareholder of the Company, Chief Executive Officer, Interim Chief Financial Officer and Director of the Company
Jianping Zhou	Father of Feng Zhou, controlling shareholder of Taizhou Suxuantang from its inception to May 8, 2017
Taizhou Jiutian Pharmaceutical Co. Ltd.	An entity controlled by Jianping Zhou
Jiangsu Health Pharmaceutical Investment Co., Ltd.	An entity controlled by Jianping Zhou
Taizhou Su Xuan Tang Chinese Medicine Clinic	An entity controlled by Jianping Zhou
Taizhou Su Xuan Tang Chinese hospital Co., Ltd.	An entity controlled by Jianping Zhou

Related party balances

a. The amounts due from related parties as of September 30, 2021 and March 31, 2021 were as follows:

	September 30, 2021 (Unaudited)	March 31, 2021
Jiangsu Health Pharmaceutical Investment Co., Ltd.	$2,978,137	$-
	-	-
Total	$2,978,137	$-

b. The amounts due to related parties as of September 30, 2021 and March 31, 2021 were as follows:

	September 30, 2021 (Unaudited)	March 31, 2021
Jiangsu Health Pharmaceutical Investment Co., Ltd.	$-	$10,351,338
Feng Zhou	52,235
Jianping Zhou	2,065,313	1,797,123
Total	$2,117,548	$12,148,461

Related party transactions

For the six months ended September 30, 2021 and 2020, the Company generated revenues of $2,312 and $1,132,346, respectively, from sales transactions with Taizhou Jiutian Pharmaceutical Co. Ltd.

For the six months ended September 30, 2021 and 2020, the Company generated revenues of $9,574 and $57,749, respectively, from sales transactions with Taizhou Su Xuan Tang Chinese hospital Co. Ltd.

For the six months ended September 30, 2021 and 2020, the Company generated revenue of $4,503 and Nil, respectively, from sales transactions with Taizhou Su Xuan Tang Chinese Medicine Clinic.

For the six months ended September 30, 2021, the Company repaid $13,285,682 to Feng Zhou, Jiangsu Health Pharmaceutical Investment Co., Ltd. and Jianbin Zhou. For the six months ended September 30, 2020, the Company received $323,080 from Jiangsu Health Pharmaceutical Investment Co., Ltd. and Feng Zhou.

NOTE 19 – GUARANTEE

On April 12, 2021, Taizhou Suxuantang signed a financial guarantee agreement with Jiangsu Changjiang Commercial Bank for Taizhou Jiutian Pharmaceutical Co. Ltd. in borrowing of $427,363 (equivalent of RMB 2,800,000) for three-year period. On May 31, 2021, Taizhou Suxuantang signed a financial guarantee agreement with Bank of Nanjing for Taizhou Jiutian Pharmaceutical Co. Ltd. in borrowing of $518,941 (equivalent of RMB 3,400,000) for a one-year period. Taizhou Suxuantang is obliged to pay on behalf the related party the principal, interest, penalty and other expenses if Taizhou Jiutian Pharmaceutical Co. Ltd. defaults in payment. The Company did not charge financial guarantee fees over Taizhou Jiutian Pharmaceutical Co. Ltd.

On October 28, 2013, Taizhou Suxuantang signed a financial guarantee agreement with Fenlan Xu for Jianping Zhou in borrowing of $885,253 (equivalent of RMB 5,800,000) for an unlimited period. Taizhou Suxuantang and Taizhou Jiutian Pharmaceutical Co. Ltd. are obliged to pay on behalf the related party the principal, interest from January 1, 2021 to the actual date of payment, penalty and other expenses if Jianping Zhou defaults in payment. The Company did not charge financial guarantee fees over Jianping Zhou.

The Company has not made any payment under the above guarantee agreements for the six months ended September 30, 2021 and 2020.

NOTE 20 – COMMITMENT

The following table sets forth the Company’s operating lease commitment as of September 30, 2021:

Office Rental	For the period ended September 30,
2022	$77,661
2023	77,661
2024	77,661
2025	77,661
2026	77,661
Thereafter	97,076
Total	$485,381

From time to time, the Company is involved in various legal proceedings, claims and other disputes arising from commercial operations, employees, and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the Company can give no assurances about the resolution of pending claims, litigation or other disputes and the effect such outcomes may have on the Company, the Company believes that any ultimate liability resulting from the outcome of such proceedings, to the extent not otherwise provided or covered by insurance, will not have a material adverse effect on our condensed consolidated financial position or results of operations or liquidity. As of September 30, 2021 and March 31, 2021, Company had no pending legal proceedings.

NOTE 21 – SUBSEQUENT EVENTS

Equity incentive plan

In September 2021, the Company adopted the “Equity Incentive Plan, which provides for the granting of share incentives, including ISOs, restricted shares and any other form of award pursuant to the Equity Incentive Plan, to members of the board, and employees of the Company. The Company reserved 2,325,000 ordinary shares for the Equity Incentive Plan. Pursuant to the Equity Incentive Plan, the Company issued 2,084,005 ordinary shares to its management on September 29, 2021 and cancelled 738,861 ordinary shares on October 29, 2021. On October 14, 2021 and November 5, 2021, the Company issued 120,000 ordinary shares and 859,856 ordinary shares pursuant to the Equity Incentive Plan, respectively.

The Company evaluated all events and transactions that occurred after September 30, 2021 up through the date the Company issued these financial statements on January 13, 2022 and concluded that no other material subsequent events.